April 25, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aberdeen Chile Fund, Inc.
Registration File No. 333-172627

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby joins in the request of Aberdeen Chile Fund, Inc. (the “Fund”) for acceleration of the effective date of the Fund’s Registration Statement on Form N-2  (File No. 333-172627) so that it will be declared effective on April 25, 2011, or as soon as practicable thereafter.

JONESTRADING INSTITUTIONAL SERVICES LLC

By:	/s/ Steven A. Chmielewski
Name:	Steven A. Chmielewski
Title:	COO, General Counsel